EXHIBIT (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 033-45829 on Form N-1A of our reports dated November 21, 2024, relating to the financial statements and financial highlights of Calvert Mid-Cap Fund, Calvert International Equity Fund, Calvert International Opportunities Fund, Calvert Emerging Markets Equity Fund, and Calvert Emerging Markets Advancement Fund, each a series of Calvert World Values Fund, Inc. (the “Corporation”), appearing in Form N-CSR of the Corporation for the year ended September 30, 2024, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 22, 2025